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                             August 25, 2022

       Sean Peace
       Manager
       RoyaltyTraders LLC
       1053 East Whitaker Mill Rd., Suite 115
       Raleigh, NC 27604

                                                        Re: RoyaltyTraders LLC
                                                            Post-Qualification
Amendment No. 2 to Offering Statement on Form 1-A
                                                            Filed July 27, 2022
                                                            File No. 024-11532

       Dear Mr. Peace:

              We have reviewed your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

       Post-Qualification Amendment No. 2 to Offering Statement on Form 1-A

       Plan of Distribution and Selling Securityholders
       Investor Perks
       NFT Perk, page 18

   1. Please provide a materially complete description of the NFTs offered to purchasers of a
                                                           Chippass    and/or
 DJ Fresh    Royalty Share Unit, including what the NFTs will
                                                        represent, on which
blockchain they will be created, how they will be stored by investors, and whether they are
transferable. Please also disclose whether there is a cap on NFTs offered to each
purchaser, whether there is an overall cap to the number of NFTs that will be offered, and if
there are any fees to claim the NFTs offered even if there is no charge for the NFT itself.
Disclose whether each NFT offered to your purchasers will be identical or if there will be
variations, and, if so, how it will be determined which NFTs will be offered to which
purchasers.
 Sean Peace
RoyaltyTraders LLC
August 25, 2022
Page 2
2. You state that the NFTs were sourced by OneOf, your third-party partner, and that OneOf will mint and generate each NFT. Please provide a materially complete description of the relationship between your company and OneOf, including the terms of your agreement for issuing the NFTs and whether the agreement is written. Please disclose who owns the intellectual property underlying the NFTs, and whether you or OneOf will maintain royalty interest in, or intellectual property ownership of, the NFTs. Explain to us how disputes over the intellectual property underlying the NFTs will be resolved and your role in such resolution, including your role in the enforcement of such rights. Please also disclose whether OneOf will be compensated for their services.
3. You state that purchasers must create an account on OneOf's marketplace in order to redeem their NFTs. Please disclose whether the purchasers will need to maintain a relationship or account with OneOf, and if there are any ongoing fees related to the NFTs or to the accounts that must be paid to OneOf. Disclose whether the NFTs are required to be held in an account with OneOf or if the NFTs can be transferred to an external wallet.
         Further, please disclose the type of personal information each purchaser will need to provide to OneOf in order to create their account. In addition, it appears that investors are providing consideration for the NFTs (for example, providing personal information for
         OneOf account creation), and that this transaction could be considered an offering. Please provide your analysis if you disagree.
4. Please clarify how OneOf intends to hold the NFTs. For example, discuss whether the
         NFTs will be held in digital wallets, exchanges, or hardware wallets, and the security precautions OneOf will take to keep the NFTs secure. Disclose whether the NFTs will be minted on demand, and, if so, whether investors are required or may opt to hold their
         NFTs in their OneOf account following the on demand minting. Please expand your risk factors to discuss the risks associated with your reliance on a third-party having custody of crypto assets intended for your purchasers.
5. Please provide us with your legal analysis as to whether the NFTs offered to your purchasers are securities under Section 2(a)(1) of the Securities Act of 1933. In responding to this comment, please address OneOf's operation of a "music NFT" marketplace. See Gary Plastic Packaging Corp. v. Merrill
Lynch, Pierce,
         Fenner & Smith, Inc., 756 F.2d 230 (2d Cir. 1985). Moreover, in preparing your legal analysis, please address not only the instruments themselves but also OneOf's role in the operation of the marketplace and creation of the instruments, as well any ongoing interest
         OneOf or you may have in the NFTs after your purchasers redeem them.
6. Please provide us with your analysis as to why the NFTs do not have cash value and do not alter the sales price or cost basis of the securities in this offering. Please consider
FirstName LastNameSean Peace
       whether the NFTs could be sold in the future, such as on OneOf's "music NFT"
Comapany    NameRoyaltyTraders
       marketplace.                 LLC that investors appear to be providing
consideration for
                      Please also consider
Augustthe
        25,NFTs
            2022 (for
                  Pageexample,
                        2        their personal information used for OneOf
account creation).
FirstName LastName
 Sean Peace
FirstName LastNameSean Peace
RoyaltyTraders LLC
Comapany
August 25, NameRoyaltyTraders
           2022               LLC
August
Page 3 25, 2022 Page 3
FirstName LastName
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please contact Priscilla Dao, Staff Attorney, at (202) 551-5997 or Jan Woo, Legal Branch
Chief, at (202) 551-3453 with any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Technology
cc:      Andrew Stephenson